EXHIBIT 99.1

Financial Statements
With Report of Independent Registered Public Accounting Firm

Chemical Financial Corporation
Directors' Deferred Stock Plan

December 31, 2017

Report of Independent Registered Public Accounting Firm

Plan Administrator
Chemical Financial Corporation
Directors' Deferred Stock Plan

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of the Chemical Financial Corporation Directors' Deferred Stock Plan as of December 31, 2017 and 2016 and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Plan, as of December 31, 2017 and 2016, and the results of its operations for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material mistatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Andrews Hooper Pavlik PLC

Andrews Hooper Pavlik PLC

We have served as the Plan's auditor since 2008.

Saginaw, Michigan
February 28, 2018

Chemical Financial Corporation
Directors' Deferred Stock Plan

Statements of Financial Condition

	December 31,
	2017	2016
Assets
Cash	$—	$64,100
Common stock receivable of Chemical Financial Corporation, at fair value (28,699 shares at a cost of $1,437,094 at December 31, 2017 and 880 shares at a cost of $47,451 at December 31, 2016)	1,534,558	47,649
Total Assets	$1,534,558	$111,749
Plan Equity
Plan equity (20 participants at December 31, 2017 and 19 participants at December 31, 2016)	$1,534,558	$111,749

See accompanying notes.

Chemical Financial Corporation
Directors' Deferred Stock Plan

Statements of Income and Changes in Plan Equity

	Years Ended December 31,
	2017	2016	2015
Additions:
Participant contributions	$1,303,750	$569,400	$420,050
Dividend equivalents	21,793	67,788	76,024
	1,325,543	637,188	496,074

Plan distributions	—	(4,128,269)	(106,700)

Net realized and unrealized appreciation in fair value of common stock receivable	97,266	805,900	314,740
Net increase (decrease)	1,422,809	(2,685,181)	704,114
Plan equity at beginning of period	111,749	2,796,930	2,092,816
Plan equity at end of period	$1,534,558	$111,749	$2,796,930

See accompanying notes.

Chemical Financial Corporation
Directors' Deferred Stock Plan

Notes to Financial Statements
Note 1 - Description of the Plan
The Chemical Financial Corporation Directors' Deferred Stock Plan (Plan) became effective on April 21, 2008. The Plan, which was approved by the shareholders of Chemical Financial Corporation (Corporation), is an unfunded supplemental nonqualified deferred compensation plan designed to provide benefits to each non-employee director (Director) of the Corporation and the Corporation's subsidiary bank, Chemical Bank. The Plan provides for a maximum of 400,000 shares of the Corporation's $1.00 par value common stock (Common Stock), subject to adjustments for certain changes in the capital structure of the Corporation as defined in the Plan (including stock dividends and stock splits), to be available under the Plan.
Under the Plan, Directors are required to defer fifty percent, or such greater percentage as determined by the board of directors of the Corporation, of their annual retainer in the form of investment in stock units representing Common Stock. The remaining part of the annual retainer may, at each Director's option, be deferred and invested in stock units representing Common Stock. In addition, all meeting and other director fees may, at each Director's option, be deferred and invested in stock units representing Common Stock. Directors opting to defer the remaining portion of their annual retainer and/or other fees earned as a Director must elect to do so at the beginning of each calendar year. The election is not revocable once the year of election begins and can only be revoked or modified for future years if done so before the start of any future calendar year.
The portion of the annual retainer deferred under the Plan is credited on the books of the Corporation to an account established for that Director and converted to a number of stock units equal to the cash amount of the deferred portion of the annual retainer divided by the fair market value of one share of Common Stock on the date the annual retainer is paid. Other fees deferred under the Plan are credited to that Director's account and converted to a number of stock units equal to the cash amount of the deferred portion of other fees earned divided by the fair market value of one share of Common Stock on the next date the Corporation pays its quarterly cash dividend. The Plan also provides for dividend equivalents to be credited to each Director's account on each date the Corporation pays its quarterly cash dividend. Dividend equivalents are calculated by multiplying the Corporation's dividend rate by the number of stock units credited in each Director's account as of the date the Corporation pays its quarterly cash dividend. The Plan also provides for an appropriate credit to each Director's account for stock dividends, stock splits or other distributions of Common Stock by the Corporation.
Directors are eligible for participation in the Plan on the first day of an individual's term as a Director. Elective deferrals must be made within the first 30 days of eligibility in order for an individual to participate in the first calendar year of eligibility. Otherwise, the deferral election will be effective at the beginning of the next calendar year. All annual retainer and director fees contributed to the Plan and dividend equivalents credited to each Director's account are vested immediately. Directors will cease to be eligible to participate in the Plan upon their termination of service on the board of directors of the Corporation. Upon termination of service, death, a change in control of the Corporation or termination of the Plan, a Director will receive a number of shares of Common Stock and cash in lieu of fractional shares equal to the number of stock units in their account. Distributions from the Plan will be made in the form of either a single lump-sum or in five annual installments.
The Plan had 259,651 shares and 287,471 shares as of December 31, 2017 and 2016, respectively, of Common Stock available for future issuance. There were no shares distributed from the Plan during 2017. A total of 94,977 shares of Common Stock were distributed from the Plan during 2016. The Plan considers the common stock receivable at year-end to be issued.

Chemical Financial Corporation
Directors' Deferred Stock Plan

Notes to Financial Statements (continued)
Note 1 - Description of the Plan (continued)
The Corporation reserves the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any Director's right to the benefit of contributions made by him/her prior to the date of such amendment or termination.
The Plan is not qualified under Sections 401(a) or 501(a) of the Internal Revenue Code of 1986 (IRC), as amended. The Plan does not provide for income taxes because any income is taxable to the participants. Directors participating in the Plan must treat, as ordinary taxable income, the fair market value of shares of Common Stock received at the time of distribution from the Plan or upon failure of the Plan to meet the requirements of IRC Section 409A.
Note 2 - Summary of Accounting Policies
Cash
Amounts reported as cash represent fees deferred under the Plan that have been credited to a Director's account but have not been converted to stock units. These fees will be converted to stock units on the next date the Corporation pays its quarterly cash dividend.
The fair value of cash approximates its carrying value and is classified as Level 1 in accordance with the United States generally accepted accounting principles (GAAP) fair value measurement hierarchy.
Valuation of Common Stock Receivable
The Plan's common stock receivable is recorded at the fair value per share of Common Stock multiplied by the number of shares receivable at the valuation date. Fair value is based on the closing price of Common Stock at year end ($53.47 per share at December 31, 2017 and $54.17 per share at December 31, 2016).
In accordance with GAAP, the valuation of common stock receivable is measured at fair value on a recurring basis using Level 1 inputs based on quoted prices from The NASDAQ Stock Market®.
Contributions
Participant contributions represent annual retainer and/or fees earned and deferred by Directors during the year and are accounted for on the accrual basis.
Income
Dividend equivalents are accrued on the date the Corporation pays its quarterly cash dividend.
Operating Expenses
All expenses of the Plan and its administration are paid by the Corporation.
Related Party Transactions
Substantially all transactions and balances of the Plan are considered related party transactions.